September 2, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

101 F Street North East

Washington, DC 20549

Attention:	Barry Stem

Dear Sirs/Mesdames:

Re: Liberty Star Gold Corp. File No. 333-125041 Registration Statement on Form SB-2 Filed May 19, 2005

Liberty Star Gold Corp. ("Liberty Star") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by Liberty Star with the Securities and Exchange Commission on May 19, 2005 (the "Registration Statement"). The Registration Statement is being withdrawn because Liberty Star intends to amend its financial statements.

There was no circulation of a preliminary prospectus in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, none of Liberty Star's securities were sold pursuant to the Registration Statement and Liberty Star may undertake a subsequent private offering in reliance on section 230.155(c).

Liberty Star requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Bernard Pinsky, counsel for Liberty Star at (604) 643-3153.

Yours truly,

LIBERTY STAR GOLD CORP

/s/ James Briscoe

James Briscoe

Chief Executive Officer, President and Director

2766 North Country Club Road, Tucson, Arizona, USA 85716 Tel (520) 731-8786 | Fax (520) 844-1118 www.libertystargold.com